SEC 06051339 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26417

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/05 AND ENDING 10/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS INVESTMENT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 ARCH STREET
(No. and Street)

PHILADELPHIA, PENNSYLVANIA 19103-1484
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LISA WOLOSZYN 215-246-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER & COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

1845 WALNUT STREET PHILADELPHIA PENNSYLVANIA 19103
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 18 2006 WASH. D.C. 152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
JAN 10 2007
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, LISA WOLOSZYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS INVESTMENT RESOURCES, INC., as of OCTOBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
DONNA M. RITTERSHAUSEN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires December 24, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)

OCTOBER 31, 2006 AND 2005

TABLE OF CONTENTS

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 tel
215 564-3940 fax
www.asherco.com

An independent member firm of
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2006 and 2005 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 21, 2006

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
OCTOBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 1,958,939	$ 2,008,376
Receivables		
Advisory fees	46,714	218,624
Other	14,740	44,479
Receivable, Stockholder	25,885	50,896
Prepaid expenses	16,848	20,618
Total current assets	2,063,126	2,342,993
INVESTMENTS IN PARTNERSHIPS	-	9,463
OTHER ASSETS		
Tax deposit	210,388	261,212
Deposits	8,888	8,888
Total other assets	219,276	270,100
Total Assets	$ 2,282,402	$ 2,622,556

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 39,287	$ 40,625
Accrued taxes	107,591	43,307
Accrued profit sharing contribution	17,300	17,625
Payable, Stockholder	25,907	50,915
Total current liabilities	190,085	152,472
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in-capital	555,000	555,000
Retained earnings	1,536,317	1,914,084
Total Stockholders' equity	2,092,317	2,470,084
Total Liabilities and Stockholders' Equity	$ 2,282,402	$ 2,622,556

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
Revenue		
Fee income	$ 3,306,992	$ 4,988,696
Expenses		
Operating	2,265,018	3,693,273
Income before other items	1,041,974	1,295,423
Other income, net	51,016	285,044
NET INCOME	1,092,990	1,580,467
Retained earnings, beginning of year	1,914,084	1,894,781
Dividends	(1,470,757)	(1,561,164)
Retained earnings, end of year	$ 1,536,317	$ 1,914,084

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 1,092,990	$ 1,580,467
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in (income) loss of investments in Partnerships	9,463	(561)
Changes in:		
Advisory fee receivables	171,910	(218,624)
Other receivables	29,739	2,726
Prepaid expenses	3,770	(63)
Tax deposit	50,824	(151,245)
Accounts payable and accrued expenses	(1,338)	(28,023)
Accrued taxes	64,284	(86,414)
Accrued profit sharing contribution	(325)	6,421
Net cash provided by operating activities	1,421,317	1,104,684
INVESTING ACTIVITIES		
Receivable, Stockholder	25,011	(50,915)
Net cash provided (utilized) by investing activities	25,011	(50,915)
FINANCING ACTIVITIES		
Payable, Stockholder	(25,008)	50,914
Distribution of dividends	(1,470,757)	(1,561,164)
Net cash utilized by financing activities	(1,495,765)	(1,510,250)
DECREASE IN CASH	(49,437)	(456,481)
Cash, beginning of year	2,008,376	2,464,857
Cash, end of year	$ 1,958,939	$ 2,008,376

The accompanying notes are an integral part of these financial statements.

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2006 AND 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

CMS Investment Resources, Inc. (Company) is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. As of April 2006, the Company, transferred its investment advisory operations to NewMarket NewCo, L.P. The Company continues to be a registered broker-dealer related to their variable annuity insurance business.

Estimates

The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in partnerships

The Company had Limited Partner interests in limited partnerships which invest primarily in operating businesses and real estate. The Company accounted for Limited Partner investments on the cost method or the equity method, subject to certain percentage interest levels. Under the cost method, the Company's initial and subsequent investments were recorded at cost and income recognized is limited to distributions received. Under the equity method, the Company's initial and subsequent investments, which are recorded at cost, are increased or decreased by the Company's share of the Partnership's operating results. There were no distributions from limited partnership investments during the year.

As of October 31, 2006, the Company had no more Limited Partner interests in limited partnerships.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognized from investment advisory services as earned. Additionally, certain private placement memoranda, placed in previous years, provided for potential future revenue for asset dispositions and refinancings. Such additional revenue was recognized when earned. Revenue from the placement of variable annuity insurance is recognized upon notification of policy renewal.

Income taxes

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2006 and 2005, the Company has a balance of approximately $1,300,000 and $2,100,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

NOTE B - CONCENTRATIONS

Cash balances

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk for the portion in excess of the FDIC limit.

NOTE B - CONCENTRATIONS (Continued)

Investment advisory services

The Company recognized revenue of $1,224,292 and $2,553,424 in fiscal 2006 and 2005, respectively, from one advisory client.

As of October 31, 2006 and 2005, the Company had accounts receivables of $46,714 and $218,624 respectively, from one advisory client.

During fiscal 2006, the client transferred its fund operations. Management expects that revenues from this client will cease during fiscal 2007.

NOTE C - RELATED PARTY TRANSACTIONS

Receivable, Stockholder

As of October 31, 2006 and 2005, the Company had a receivable from a Stockholder in the amount of $25,885 and $50,915, respectively.

Payable, Stockholder

As of October 31, 2006 and 2005, the Company has a payable to a Stockholder in the amount of $25,907 and $50,915, respectively.

Management fees

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $1,385,000 and $2,440,000 for the years ended October 31, 2006 and 2005, respectively.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2006, the ratio was .11 (eleven hundredths) to 1. At October 31, 2006, the Company had net capital, as defined, of $1,723,854, which was $1,711,183 in excess of its required net capital of $12,671.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer

NOTE D - NET CAPITAL REQUIREMENTS (Continued)

funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

NOTE E - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2006 and 2005 amounted to $15,000 and $17,546, respectively. There were no nonelective contributions to the plan for 2006 and 2005.

SUPPLEMENTARY INFORMATION

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
SCHEDULES OF FEE INCOME
AND OPERATING EXPENSES
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
Fee income		
Advisory fees	$ 1,224,292	$ 2,553,424
Insurance commissions	2,082,700	2,435,272
	$ 3,306,992	$ 4,988,696
Operating expenses		
Payroll	$ 600,554	$ 785,858
Payroll taxes	39,010	43,988
Professional fees	75,958	151,829
Management fees	1,385,000	2,440,000
Automobile	678	874
Employee benefits	44,517	53,869
Entertainment	521	1,763
Insurance	93,533	109,552
Office	5,077	12,782
Taxes, other	16,524	88,078
Telephone	1,752	2,490
Travel	1,894	2,190
	$ 2,265,018	$ 3,693,273

CMS INVESTMENT RESOURCES, INC.
(AN S CORPORATION)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED OCTOBER 31, 2006 AND 2005

	2006	2005
Total Stockholders' equity from statements of financial condition	$ 2,092,317	$ 2,470,084
Deduct nonallowable assets:		
Receivables	61,454	263,103
Receivable, Stockholder	25,885	50,896
Prepaid expenses	16,848	20,618
Investments in partnerships	-	9,463
Tax deposit	210,388	261,212
Deposits	8,888	8,888
	323,463	614,180
	1,768,854	1,855,904
Deduct: nonallowable deductible on fidelity bond coverage	45,000	45,000
Net capital	$ 1,723,854	$ 1,810,904
Minimum net capital required per 15c3-1(a)(2)	$ 12,671	$ 10,165
Aggregate indebtedness from statements of financial condition	$ 190,085	$ 152,472
Ratio of aggregate indebtedness to net capital	11%	8%
Debt-equity ratio computed in accordance with 15c3-1(d)	9%	6%

CMS INVESTMENT RESOURCES, INC. AND SUBSIDIARY
(AN S CORPORATION)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2006 AND 2005

	2006	2005
Total Stockholders' equity according to Form X-17A-5	$2,092,317	$2,470,084
Audit adjustments	-	-
Total Stockholders' equity according to the audit	$2,092,317	$2,470,084
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2006 and 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$1,723,854	$1,810,904
Audit adjustments reflected above	-	-
Net capital according to the audit	$1,723,854	$1,810,904

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2006 and 2005.

OTHER MATTERS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 tel
215 564-3940 fax
www.asherco.com

An independent member firm of
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audits of the financial statements of CMS Investment Resources, Inc. ("Company") (an S Corporation) for the years ended October 31, 2006 and 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
November 21, 2006